EXHIBIT 1

                              VULCAN CHEMICALS
                                News Release



                                 Press Contacts:          Vulcan Chemicals
                                                          David Donaldson
                                                          (205) 877-3022

                                                          Exxon Chemical
                                                          Vin Hoey
                                                          (713) 870-6221

                                                          Imperial Oil
                                                          Richard O'Farrell
                                                          (416) 968-4875

FOR IMMEDIATE RELEASE


                               August 1, 1994


                 VULCAN ACQUIRES CALLAWAY CHEMICAL COMPANY,
                          COMCOR CHEMICALS LIMITED


Birmingham, Alabama - Vulcan Chemicals announced today that it has concluded agreements with Exxon Chemical Company, a division of Exxon Corporation, resulting in the transfer of the assets and business of Exxon's Callaway Chemical Company unit to Vulcan Chemicals. In a related transaction, the assets and business of Comcor Chemicals Limited were transferred to Vulcan by Exxon Corporation's affiliated Canadian company, Imperial Oil Limited.

Callaway Chemical Company will operate under its current name as a wholly-owned subsidiary of Vulcan. The Comcor business will become Callaway Chemical Limited, a wholly-owned Canadian subsidiary of Vulcan. The two businesses will be integrated and managed as a single unit.

Combined 1993 sales of the two acquired companies were approximately $90 million. The two businesses employ approximately 300 people.

According to Vulcan Chemicals' President Mike Ferris, "We are proud to welcome the employees of these two companies into our company, and look forward to a long and productive future together. Callaway Chemical Company and Callaway Chemical Limited will be excellent complements to Vulcan's strategic focus on water management and pulp and paper chemicals. The companies also enhance Vulcan's existing relationship with the textile industry, and provide a good foundation for continued growth."

Callaway Chemical, headquartered in Columbus, Georgia, is a leading supplier of process aids for the pulp and paper, water treating and textile industries. Comcor, based in Vancouver, British Columbia, manufactures and supplies pulp and paper process aids principally in Canada.

Vulcan Chemicals, a division of Vulcan Materials Company (NYSE:VMC) based in Birmingham, Alabama, manufactures basic industrial chemicals including chlorine, caustic soda, and a diversified line of chlorinated organic chemicals. Through its wholly-owned subsidiary, Vulcan Peroxidation Systems Inc., the company is a key supplier of equipment, chemicals, and services to the municipal, industrial and environmental water treatment markets. With its newest wholly-owned subsidiaries, Callaway Chemical Company and Callaway Chemical Limited, the company is also a leading supplier of process aids for the pulp and paper, water treating and textile industries.

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